

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 9, 2016

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, California 92128

> **Re:** **Guardion Health Sciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2016**
> **File No. 333-209488**

Dear Mr. Favish:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the interview with Mr. Favish at the National Investment Bankers Association conference in July 2015 that is available on YouTube. In the interview, Mr. Favish references the company's plans to both file a Form S-1 for its initial public offering and complete a private offering of $3 million. Please provide us with your analysis as to how this complies with Section 5 of the Securities Act. Please also tell us which exemption you relied on for the private placement and how the interview, as published on YouTube, is consistent with the requirements of that exemption.

Prospectus Cover Page

2.   We note that there is currently no public market for your common stock, and that you intend to apply to have your common stock quoted on the OTCQB. Please amend your

registration statement to include a fixed price at which the shares will be sold. Please also revise the cover page of your prospectus to provide the following disclosure: "The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted in the OTCQB marketplace and thereafter at prevailing market prices or privately negotiated prices."

Prospectus Summary, page 3

3. We note your statement that you currently develop and distribute "a line of medical foods that restores the macular protective pigment to address AMD and CVS under the brand name Lumega-Z." It appears that you have one medical food that you are currently developing and distributing under the brand name Lumega-Z. Please revise this statement to accurately reflect your current operations and to clearly state that you have limited operations and have primarily been engaged in research and development and capital raising. Please also make revisions elsewhere as appropriate.

4. Please supplementally provide us with support for your statement that Lumega-Z is the first liquid ocular health formula to be classified as a medical food. Please also clearly state here, and elsewhere as appropriate, that the FDA has not designated Lumega-Z as a medical food and that this is your own determination. We also note your statement on page four that medical foods undergo continuous FDA monitoring and approval of label claims. Please clearly state, if true, that the FDA has not monitored or approved Lumega-Z. Please provide similar disclosure in your risk factors and Business section.

5. Please define the terms "non-mydriatic," "beta clinic," and "molecular micronization process" where first used.

6. Please revise your prospectus summary to disclose your receipt of a going concern opinion from your auditor for the fiscal-year ended December 31, 2014, that you have generated limited revenues and the total amount of your accumulated deficit. Please also indicate how long you will be able to fund your current operations based on your current financial standing. Include similar disclosure in Management's Discussion and Analysis.

Risk Factors, page 7

7. We note that your amended and restated bylaws includes an exclusive forum provision with Article XI naming the Court of Chancery for the State of Delaware as the exclusive forum for the actions described in the Article. Under an appropriately titled risk factor and in the Description of Securities section, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

"A key part of our business strategy is to establish collaborative relationships…," page 9

8.   We note your statement that you may not be able to negotiate "additional" collaborations on acceptable terms. If you are not currently a party to any collaborative relationships, please clearly state this fact. If you are currently party to any material collaborative relationships, please revise the risk factor to identify these relationships. In addition, please make appropriate revisions to the Business section.

"In order to expand our business into additional states…," page 15

9.   We note your plan to expand your business into additional states. We also note that you do not disclose in your prospectus the states in which you conduct your business. Please identify here and elsewhere as appropriate the current state(s) in which you conduct business.

"We are eligible to be treated as an "emerging growth company...," page 16

10.   Please revise this risk factor or add a new risk factor clearly stating that you have elected to take advantage of the benefits of an extended transaction period for complying with new or revised accounting standards and that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

"We may require additional capital to support business growth…," page 16

11.   We note your disclosure that you "may" require additional capital to support business growth. Please revise this risk factor to remain consistent with your statements throughout the prospectus that you are dependent upon obtaining additional financing to meet working capital needs and repay outstanding debt.

Forward Looking Statements, page 19

12.   We note your reference to the safe harbor for forward-looking statements here and on page 20. Please note that the forward-looking statement safe harbors provided by the Private Securities Litigation Reform Act are not available in the context of an initial public offering or for penny stock issuers. Refer to Section 27A(b)(1)(C) of the Securities Act.

13.   We note your disclosure stating that "neither the Company nor any other person assumes responsibility for the accuracy or completeness" of any forward-looking statements. Please delete this statement as you may not disclaim responsibility for disclosure in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

14.   Please explain what is meant by your statement that your ingredients and formulas are supported by "voluminous scientific literature, in-house monographs, and clinical trials." Please supplementally tell us the specific scientific literature you are referencing and how you determined that it was "voluminous." Please also tell us what you mean by in-house monographs and clinical trials. To the extent that you have conducted clinical trials, please provide a materially complete description of these trials.

Plan of Operations, page 24

15.   Please explain the exact nature of the "FDA safety testing" of the MapcatSF, including whether you will be submitting these results to the FDA or whether the FDA will be involved in any way in the testing. Please also revise your Business section to include a description of the effect of existing or probable government regulations relating to medical devices on your business.

Patent Costs, page 22

16.   We note your statement that you are the owner of several domestic patents. We also note that on page 33, you disclose only pending patent applications. Please revise your disclosure to clarify that you do not currently own any issued patents here and elsewhere as appropriate, including on page 31 where you reference a "patented 'single fixation' process."

Stock-Based Compensation, page 23

17.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 30

Overview, page 30

18.   Please provide additional disclosure about the delivery of Lumega-Z to patients in clinics for the past three years. Please specifically address the number of patients that have received Lumega-Z and for what period of time. Please also explain exactly how you determined that patients "usually experienced an increase in their Macular Protective

Pigment" and a "noticeable halt" in their AMD, including the percentage of patients with these results. Please disclose the specifics of your observations regarding the efficacy of Lumaga-Z including, but not limited to, how you gather this data, the sample size and characteristics of the population, whether you supervise the administration of Lumega-Z or whether you are collecting data from third parties who administer Lumega-Z, and who is providing "testimonials." Please also disclose any adverse effects you have observed. To the extent that you are merely observing results on an informal basis, please make this clear in your disclosure.

19.   We note your statement on page 24 that you plan to introduce three new medical food products during the summer of 2016. Please disclose the status or stage of development of these new products. Refer to Item 101(h)(4)(iii) of Regulation S-K.

20.   We note your disclosure on page 11 that a substantial portion of your billings are derived from a limited number of customers. Please include a discussion in the Business section regarding the fact that you depend upon a limited number of customers for a substantial portion of your revenues. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Competitive Strategy, page 31

21.   We note your statement that there are no research-validated pharmaceutical solutions for slowing the progression of adult macular degeneration and that 90% of the AREDS-based nutritional products currently on the market are in tablet form. Please expand your disclosure to provide a description of the competitive business conditions and your competitive position in the industry. Refer to Item 101(h)(4)(i) of Regulation S-K.

Growth Strategy, page 32

22.   It appears that under the caption "Sales and Marketing" you provide industry data about dietary supplements, which you distinguish from medical foods on page 31. Please revise this section to provide relevant data about medical foods rather than dietary supplements.

Medical Foods and Medical Device Manufacturing and Sources and Availability of Raw Materials, page 33

23.   Please name the manufacturers with whom you conduct business or, in the alternative, please tell us why this information is not material. Refer to Item 101(h)(4)(v) of Regulation S-K.

Employees, page 37

24.   We note that based on your Management table on page 38, it appears that you have four officers. Please reconcile this with your statement that you have three officers.

Management, page 38

Management Team, page 38

25.   Please revise to disclose the business experience and the names of any corporations or other organizations in which your directors and executive officers were employed during the past five years. Please also discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors individually should serve as a director   Refer to Item 401(e)(1) of Regulation S-K.

Independent Directors, page 39

26.   We note that you name Mr. Goldstone as an independent director. We also note that Mr. Goldstein is listed as the Executive Vice President of Marketing on page 38 and on the signature page but listed only as a Director in the table of Beneficial Owners on page 41 and the footnotes to the table for Selling Securityholders on page 42. Please reconcile these inconsistencies.

Audit Committee, page 39

27.   You state in the paragraph under the caption "Committees of the Board of Directors" that you do not have a separate standing audit committee. However, your disclosure under the caption "Audit Committee" suggests otherwise. Please revise your disclosure to reconcile these inconsistencies.

Executive Compensation, page 39

28.   Please provide disclosure relating to outstanding equity awards at fiscal year-end as required by Item 402(p) of Regulation S-K and the compensation of directors as required by Item 402(r) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 40

29.   Please revise your disclosure to identify each related party involved in (and the basis on which such person is a related person) and the dollar values of each of the disclosed related transactions, to the extent not already provided. Refer to Item 404(d) of Regulation S-K. Please also file any material contract or agreement entered into with the directors, officers and security holders named in this section.

30.   Please disclose how management fees are different than the salary paid to Mr. Favish. Please also explain whether the management fees are considered compensation for purposes of Item 402 of Regulation S-K.

Principal and Selling Stockholders, page 40

31.   Please revise the first paragraph on page 41. It references a column in the beneficial ownership table that does not exist and Units instead of shares of common stock.

32.   The number of shares listed in the Selling Securityholders table is not consistent with the number of shares you are registering for resale. Please reconcile the inconsistency.

33.   In the Selling Securityholders table, for each selling securityholder, please state the amount of securities to be offered for the securityholder's account and the amount that will be owned by such security holder after completion of the offering. Please also clarify that the securityholders are registering the resale of the common stock underlying the warrants, and not the warrants themselves, to the extent accurate. Refer to Item 507 of Regulation S-K.

34.   Please update your footnote disclosure under the Selling Securityholders table to fully discuss the nature of any position or other material relationship your selling securityholders have had with the company, its predecessors and/or affiliates. Please also tell us whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer. Refer to Item 507 of Regulation S-K as applicable.

35.   With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by that selling shareholder. Refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

36.   We note that the information you provide for each sale of unregistered securities is incomplete in various respects. For each sale of unregistered securities described, if not already provided, please provide the date (or period) of the sale, the amount of securities sold, the name of the persons or class of persons to whom securities that were not publicly offered were sold, the aggregate offering price for securities sold for cash, the exemption from registration claimed and the terms of conversion or exercise of any securities that are convertible or exchangeable into equity securities. Please refer to Item 701(a) through (e) of Regulation S-K.

37.   We note that you have recently completed private placements and are currently engaged in a private placement. Please tell us whether any of the shares being registered for resale were issued, or will be issued, in the ongoing private placement, including whether they are underlying any convertible securities that have not yet been issued. Please also provide your analysis as to why the private placements should not be integrated with the concurrent public offering. In particular, please advise us as to whether the investors in

the private offering were solicited through the registration statement or by some other means. Please refer to the guidance set forth in Securities Act Release No. 8828 and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at (202) 551-4924 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Elliot H. Lutzker
        Davidoff Hutcher & Citron LLP